OMB APPROVAL
OMB Number: 3235-0116
Expires: July 31, 2008
Estimated average burden
hours per response 6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2007
Commission File Number: 000-50486

TOURNIGAN GOLD CORPORATION
(Translation of registrant’s name into English)

1111 West Georgia Street, 24th Floor, Vancouver, British Columbia, Canada, V6E 4M3
(Address of principal executive offices)

1.     Material Change Report dated January 19, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F ___                 Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Tournigan Gold Corporation (the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC CANADA V6E 4M3

Item 2.	Date of Material Change

January 19, 2007.

Item 3.	News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via Filing Services Canada and Market Wire on January 17, 2007.

Item 4.	Summary of Material Change

The Company announced the grant of 200,000 stock options to an officer of the Company. The options have an exercise price of $3.10 (the closing price of the Company’s stock on January 19, 2007) and will expire on January 19, 2012.

Item 5.	Full Description of Material Change

For a full description of the material change, see a complete news release in the following Schedule "A".

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

TOURNIGAN GOLD CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.	Date of Report

Dated at Vancouver, B.C., this 19th day of January, 2007.

SCHEDULE "A"

PRESS RELEASE
January 19, 2007

	Symbol:	Canada TSX.V – TVC
Frankfurt, Berlin – TGP

Tournigan Shows More High-Grade Uranium Mineralization at Jahodna

Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) is pleased to announce that it has recently received uranium assay results from three additional drill holes of the fourteen-hole, 6200-metre diamond-drill program completed at its 100%-owned Jahodna uranium exploration license in Slovakia. Results received from holes KG-J-6, KG-J-7, and KG-J-8 bring the current number of Jahodna drill holes with completed assay results to eight.

"We are pleased with the results of this drill program, and in particular J-8 and J-9 which confirm that the high-grade mineralization at Jahodna continues at depth and along strike," said James Walchuck, President and CEO of Tournigan Gold Corporation. "The results from the remaining six holes will examine the Jahodna deposit near surface and along the strike of the deposit."

For a Schematic Longitudinal Projection Showing the Diamond Drill Holes, Click Here.

Assays received from the 2006 Jahodna drill program are as follows:

Drill Hole Number	Interval (core length)	*Percent U3O8	Percent Molybdenum
		Geochem assays	Geochem assays

KG-J-6	0.5 m (411.5 – 412.0 m)	0.61	0.007

KG-J-7	1.0 m (513.3 – 514.3 m)	0.23	0.055

KG-J-8	4.5 m (502.0 – 506.5 m)	0.46	0.011
Includes	2.2 m (502.0 – 504.2 m)	0.58

Previously Announced Results

KG-J-3	0.6 m (327.4 - 328.0 m)	0.12	0.080

KG-J-4	1.20 m (545.2 - 546.4 m)	0.20	Not significant

KG-J-9	2.0 m (491.5 - 493.5 m)	0.56	0.072
Includes	1.0 m (492.5 - 493.5 m)	0.88	0.081
Includes	0.5 m (492.5 - 493.0 m)	1.36	0.081

KG-J-10	1.0 m (375.8 - 376.8 m)	0.20	Not significant

KG-J-12	0.8 m (389.0 - 389.8 m)	0.05	Not significant

*All uranium analytical data are reported by the lab and received by Tournigan as ppm-U (uranium metal) and subsequently converted for presentation by Tournigan to %-U3O8 using a conversion factor of 1.17.

Drill Hole Interpretation

Interpretation of the drill results at Jahodna reveals the following:

1.     Drill holes KG-J-4, KG-J-6, KG-J-7, KG-J-8, and KG-J-9 all contain moderate to significant mineralized intervals and indicate that the deposit remains open for expansion at depth.

2.     Of note, is drill hole KG-J-8 which has a core-length intersection of 4.5 metres at 0.46% U3O8. It is anticipated that this hole will have a positive effect on an area previously thought to be low-grade.

3.     Also of particular significance is drill hole KG-J-9, which revealed a significant new zone of high-grade uranium mineralization (2 metres of 0.56% U3O8) located approximately 150-200 metres southeast and 100 metres further down-dip of the previously known zone of high-grade mineralization.

4.     Drill hole KG-J-10 contains 1 metre of 0.2% U3O8 and is located approximately 100 metres southeast of the currently defined deposit, effectively extending the strike length of the deposit an additional 100+ metres to the southeast.

5.     Drill holes KG-J-3 and KG-J-12 contain mostly fault gouge and lower values of U3O8. It is believed that both these holes intercepted un-mineralized steeply-dipping faults at low angles and followed the fault gouge throughout much of the length of the holes. The Jahodna property contains a number of late brittle faults containing abundant fault gouge which is typically barren of mineralization.

Slovak Uranium Exploration Strategy for 2007

Tournigan is proposing a multiphase 2007 exploration program for its uranium deposits in Slovakia. A new resource calculation is planned for Jahodna after all the assay results are received.

As discussed, uranium mineralization is open at depth. Two or three deep (500-550 metres) holes are proposed to test potential continuation of uranium mineralization over an additional 100-150 metres down-dip. One additional deep drill hole reaching (approximately 550-600 metres in depth) is planned approximately 100-150 metres northwest of the known deposit to test for possible northwest down-plunge mineralization at depth.

Tournigan is tentatively planning a close-spaced in-fill drill program with the intention of defining a block of mineralization in the indicated resource category.

In addition to the planned work at the existing Jahodna deposit, a regional exploration program has been designed for the Jahodna-Novoveska Huta trend. This exploration program will include an airborne radiometrics and magnetics geophysical survey followed by ground geophysics and prospecting designed to generate priority drill targets.

Jahodna Inferred Resource

The Jahodna deposit currently hosts an inferred resource of 18.2 million pounds of uranium oxide (U3O8) at a grade of 0.66% U3O8 contained in 1,256,000 tonnes with a cut-off grade of 0.035% U3O8.(1) An independent preliminary assessment(2) on Jahodna, prepared by ACA Howe International Ltd. and delivered to Tournigan in April, 2006, modeled an underground operation with a per annum production rate of 100,000 tonnes. Production costs were estimated at US$9.15 per pound for an estimated IRR of 44% using a US$35.00 uranium price.

The dimensions of the existing Jahodna resource block are approximately 500 metres along strike and 500 metres down-dip and average about 2.5 metres thick. Results from the initial eight drill holes reported above have filled some of the gaps in the existing resource block, and extended known significant uranium mineralization some 100 metres southeast, therefore advancing the level of confidence regarding continuity of uranium mineralization within the known deposit along strike to the southeast and down-dip. Pending assay results from completed drill holes are expected to further clarify the level of mineralization-continuity within the deposit and the possibly extended dimensions of the deposit.

Uranium-molybdenum mineralization occurs at the Jahodna deposit as strata-bound lenses of uranium-oxide and copper-molybdenum sulfide minerals ± ptygmatic-folded quartz-carbonate veins localized along the steep-to-moderate dipping contact of overlying meta-volcanic rocks (andesite flows and tuffs) and underlying meta-sedimentary rocks (slates and quartzites).

Pending Assays

There are six drill holes currently awaiting geochemical analysis. All holes completed as part of this program are illustrated in the attached schematic longitudinal vertical projection.

Notes on Methodology

Jahodna drill core are transported to the Kremnica site where geological logging, preliminary interpretation, and sample interval selection takes place. Selected sample intervals are sawn in half and one-half of the split-core is transported to an ALS Chemex sample preparation lab in Pitea Sweden, where it is crushed, pulverized and resultant pulps are transported to ALS Chemex lab in North Vancouver, Canada for geochemical analysis. ALS Chemex’s North Vancouver laboratory has ISO 9001:2000 registration. It has also received ISO 17025 accreditation from the Standards Council of Canada under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories".

Dr. Kent Ausburn, VP Exploration, Tournigan Gold, a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained in this news release. Drill hole planning, implementation and the quality control program for this Jahodna drill program are also supervised and approved by Dr. Ausburn.

(1)    The Jahodna mineral resource estimate has been prepared by ACA Howe International Ltd. in a National Instrument 43-101 technical report entitled "Technical Report of Jahodna Uranium Project, Slovakia", dated March 2006. Mineral resources do not have demonstrated economic viability.

(2)     Note that this preliminary assessment is by definition preliminary in nature and is based on an inferred resource that is currently considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as a mineral reserve, according to Definition Standards of the Canadian Institute of Mining, Metallurgy and Petroleum. Generally, an economic evaluation would only be completed on measured and indicated resources, and there is no certainty that this preliminary assessment will be realized.

Corporate Matters

Tournigan announces the grant of 200,000 stock options to an officer of the Company. The options will expire on January 19, 2012 and the exercise price will be the closing price of Tournigan stock on January 19, 2007.

In addition, Tournigan announces that 350,000 stock options that expire on September 21, 2010 have been amended to increase the exercise price from $0.40 per share to $0.50 per share. All other terms and conditions of the options remain unchanged.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The Company intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and an educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

             "James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission ("SEC") permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "inferred resource", that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000- 50486. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml .

Contact Patrick Soares, Vice President, Investor Relations at +1 (604) 683-8320, or visit www.tournigan.com

NW
SE
unexplored
elevation (m)
400
200
0
-200
1221
1239
1242
1212
J11
1182
1181
1215
J1A
J1
J2
J6
J5
1180
J4
J7
1235
1245
992
J8
1220
J3
J9
1179
J14
J13
J12
J10
1225
J15
1226
1227
open at depth
Phase 2 Tournigan Drill Hole
intersection, current release
intersection, previously released
intersection, assays pending
Historic Drill Hole Intersection
moderate to strong mineralization
weak to moderate mineralization
absent to weak mineralization
Zones
moderate to strong mineralization (> 0.20% U_3O_8)
weak to moderate mineralization (0.05 - 0.20% U_3O_8)
absent to weak mineralization (< 0.05% U_3O_8)
prospective target area
unexplored
brittle fault zone
fault
200 m
Tournigan Gold Corporation
JAHODNA Uranium Project
Schematic Longitudinal Vertical Projection

Please click on image to see a full size version

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TOURNIGAN GOLD CORPORATION
(Registrant)

Date: January 29, 2007	By: /s/ James Walchuck
James Walchuck, President and CEO